                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2002

                               Soft Care EC Inc.
                (Translation of registrant's name into English)

                            210-889 Harbourside Drive
                               North Vancouver, BC
                                     V7P 3S1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F.[.X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No [X].....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated November 20, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  SoftCare EC Inc.
                                                  (Registrant)

                                                  By: "Martyn Armstrong"
                                                      ------------------
                                                      President and CEO




Date: 20 November 2002

                                                       Shares Issued: 23,243,617
                                                       Fully Diluted: 28,759,947
                                                            Symbols: SCE-TSX-Ven
                                                                       SFCEF-OTC
                                                                        NR-02-15




        NEW CHIEF FINANCIAL OFFICER JOINS SOFTCARE, PREVIOUS CFO RESIGNS
        ----------------------------------------------------------------

NORTH VANCOUVER, BRITISH COLUMBIA, NOV 20, 2002 - SoftCare EC Inc. (TSXV:SCE, OTC:SFCEF), www.softcare.com is pleased to announce that Mr. John Versfelt has been appointed Chief Financial Officer (CFO). Mr. Versfelt is currently the President of American Resource Management Consultants Inc. The wealth of experience Mr. Versfelt brings to the position is wide and varied. His past experience includes strategic management of small cap growth oriented companies; corporate restructuring, organization and control of senior administration; business systems analysis and design, project management and contract agreement negotiating. Mr. Versfelt's career has spanned more than 20 years in the public markets. He has completed debt and equity financing for many public companies.

Mr. Wayne Zielke has resigned as of Nov 18, 2002 as Chief Financial Officer of SoftCare and has resigned his board position. SoftCare, its Management and Board of Directors thank Mr. Zielke for his years of service and wish him all the best with his future endeavors.

SoftCare develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Our e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.


On behalf of the Board of Directors,

-----------------------
Martyn A. Armstrong
President and CEO

FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel.
604 983 8056 fax
cmassey@softcare.com

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.